

June 14, 2013

<u>Via E-mail</u>
Simon Crowe
Chief Financial Officer
GasLog Ltd.
c/o GasLog Monaco S.A.M.
Gildo Pastor Center
7 Rue de Gabian
MC 98000, Monaco

> **Re: GasLog Ltd.**
> **Form 20-F for the year ended December 31, 2012**
> **Filed March 28, 2013**
> **File No. 001-35466**

Dear Mr. Crowe:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and by providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F</u>

<u>Financial Statements, page F-1</u>
<u>Notes to the consolidated financial statements, page F-9</u>
<u>2. Significant Accounting Policies, page F-11</u>
<u>Tangible fixed assets: Property, plant and equipment, page F-13</u>

1. We note from your disclosure that the cost of a LNG vessel is split into two components, a "vessel component" and a "drydocking component." We also note that the drydocking component is estimated at the time of a new vessel's delivery from the shipyard and measured based on the estimated cost of the first drying docking based on your historical experience with similar types of vessels. For subsequent drydockings, actual costs are

capitalized when incurred. In this regard, please explain why you believe the recognition of a provision for the drydocking costs at the time of a new vessel's delivery prior to incurring a present obligation is appropriate. As part of your response please tell us how the guidance in Appendix C of IAS 37 was considered and how your accounting treatment complies with the recognition criteria in paragraph 14 of IAS 16. We may have further comment upon receipt of your response.

2. We note during the quarter ended March 31, 2013 you recorded additional drydocking costs in the amount of $5 million. Please tell us where the provision for drydocking cost is recorded within your financial statements.

Form 6-K filed May 15, 2013

Exhibit 99.2
March 31, 2013 Condensed, Consolidated Financial Statements, page F-1
Unaudited condensed consolidated statements of cash flows, page F-5

3. Please be advised that expenditures for drydocking costs should be presented separately from capital expenditures and within operating activities in statements of cash flows. We believe expenditures for drydocking costs are not an investment and therefore, should not be presented as part investing activities of your statements of cash flows because such costs represent normal recurring operating costs, rather than investment decisions or expenditures that significantly extend the life of the related asset beyond its current estimated useful life. Additionally, although your policy is to defer the drydocking costs and amortize them until the next planned overhaul, other shipping companies expense these costs as incurred and the treatment in the cash flow statement should not differ based on the accounting method chosen to account for such expenditures. Please confirm your understanding of this matter and that you will reflect drydocking costs as operating cash outflows.

Notes to the unaudited condensed consolidated financial statements, page F-7
2. Basis of Presentation, page F-7
Adoption of new and revised IFRS, page F-8
(a) Standards and interpretations adopted in the current period, page F-8

4. We note the adoption of IAS 13 resulted in the recognition of a gain on interest rate swaps of $2,359,501 during the quarter ended March 31, 2013. Please explain for us and revise your notes to the financial statements to describe in greater detail why the adjustment to reflect your own credit risk resulted in a significant decrease to your derivative financial instruments liabilities of $2,148,227. As part of your response, please discuss the valuation techniques and inputs utilized by management prior to the adoption, and how you determined or calculated fair value and the adjustment to derivative financial instrument liabilities to reflect your credit risk upon adoption of IAS 13. We may have further comment upon receipt of your response.

6. General and Administrative Expenses, page F-10

5. We note from page 76 of your Form 20-F and page 5 of your proxy statement that your Board of Directors approved the issuance of stock options and restricted stock during your first quarter 2013. We note no recognition of share-based payment expense for the quarter ended March 31, 2013 in your financial statements. Please explain to us your accounting treatment for these stock-based payments awards. Your response should include the general terms and conditions of each arrangement, number of shares or options issued, the period over which the options and restricted stock vest, and explain why no stock compensation expense was recognized during the quarter ended March 31, 2013. Please revise your disclosure in future filings, accordingly.

6. In addition, please revise to provide all disclosures required by paragraphs 44 through 52 of IFRS 2 for all activity related to stock based compensation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ David R. Humphrey, for

Linda Cvrkel
Branch Chief